02002834

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

December 19, 2001

JAN 29 2002
167

SUPPL

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

U.S. POST OFFICE DELAYED

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

1. News Release dated November 22, 2001;
2. BC Form 53-901F dated November 22, 2001;
3. News Release dated November 28, 2001;
4. BC Form 53-901F dated November 28, 2001;
5. Canadian Venture Exchange stock option acceptance letter dated December 3, 2001;
6. BC Form 45-902F dated December 4, 2001;
7. News Release dated December 5, 2001;
8. BC Form 45-902F dated December 5, 2001; and
9. Canadian Venture Exchange Ascenta investor relations acceptance letter dated December 11, 2001.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:
Toni Vodola
Corporate Secretary
Enclosures

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com

Trading Symbol: RAY – CDNX

November 22, 2001

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. ENGAGES INVESTOR RELATIONS FIRM; APPOINTS NEW DIRECTOR

Raytec Development Corp. ("the Company") is pleased to announce that it has entered into an agreement with Ascenta Capital Partners Inc. ("Ascenta"), a Vancouver, B.C. based consulting firm, to provide investor relations services commencing immediately. In consideration for its services, Ascenta will receive payment of $5,000 per month. The agreement is for a term of one year.

Ascenta will provide a range of investor relations services, including strategic counsel, investment community and media outreach, and corporate communications support.

Ascenta's principals (Jason Cubitt and Marshall Farris) have a combined 18 years experience in the public and investor relations fields, specializing in small to mid-capitalization Canadian companies.

The Company further announces the appointment of Mr. Robin D.A. Blues as a director of the Company. Mr. Blues has 17 years experience in corporate and securities law, including 15 years as a senior partner with Morton & Company. Mr. Ernest Goggio has resigned as a director of the Company. Mr. Goggio has provided exceptional assistance to the Board, and the Company would like to acknowledge his contribution over the past years.

Raytec Development Corp. develops, markets and services the highest quality perishable control products and antimicrobial products based on its patented technology. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per:

Jerry A. Minni
President & Director

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-5355

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

November 22, 2001

ITEM 3 NEWS RELEASE

November 22, 2001 through the facilities of the Canadian Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Investor Relations Agreement with Ascenta Capital Partners Inc.
Appointment of New Director and Resignation of Director

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. ("the Company") is pleased to announce that it has entered into an agreement with Ascenta Capital Partners Inc. ("Ascenta"), a Vancouver, B.C. based consulting firm, to provide investor relations services commencing immediately. In consideration for its services, Ascenta will receive payment of $5,000 per month. The agreement is for a term of one year.

Ascenta will provide a range of investor relations services, including strategic counsel, investment community and media outreach, and corporate communications support.

Ascenta's principals (Jason Cubitt and Marshall Farris) have a combined 18 years experience in the public and investor relations fields, specializing in small to mid-capitalization Canadian companies.

The Company further announces the appointment of Mr. Robin D.A. Blues as a director of the Company. Mr. Blues has 17 years experience in corporate and securities law, including 15 years as a senior partner with Morton & Company. Mr. Ernest Goggio has resigned as a

director of the Company. Mr. Goggio has provided exceptional assistance to the Board, and the Company would like to acknowledge his contribution over the past years.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry A. Minni – President, Tel., 604-683-8610
Toni Vodola – Secretary, Tel., 604-681-1194

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 22nd day of November, 2001.

JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com

Trading Symbol: RAY – CDNX

November 28, 2001

NEWS RELEASE

RAYTEC PIONEERS LATEST CHLORINE DIOXIDE TECHNOLOGY

Chlorine dioxide to be used as disinfectant against spore-carrying bacteria, such as anthrax

Raytec Development Corp. ("Raytec"), a food safety technology company with operations based in Portland, Ore., announces that it is currently awaiting a patent for its latest technology involving a new delivery method for packaging chlorine dioxide in a "tea-bag" to keep bacteria from forming in food. Raytec developed the "tea-bag" to generate chlorine dioxide in the presence of water and produce specific amounts of chlorine dioxide in a solution in a safe manner. Specific applications already underway include bacteria prevention in crab and seafood processing plants as well as controlling spoilage of produce.

Raytec and its affiliated companies have been involved in the development of antimicrobials for the food industry since 1995 using dry media chlorine dioxide as the main chemistry. Raytec holds several patents related to the generation of chlorine dioxide gas using dry media. Chlorine dioxide is a well-known oxidizing antimicrobial compound, which has been typically used to treat drinking water and in industrial applications as a biocide. Recently, Raytec has used chlorine dioxide in food-related applications either as a solution of chlorine dioxide or using dry media.

One of the concerns with the recent episodes of anthrax contamination is the possibility of using other carriers to deliver lethal doses of anthrax or other pathogens. One such carrier could be food, particularly coming from overseas. Currently, only a very small percentage of the produce imported into the U.S. is inspected.

The main application for Raytec's "tea-bag" technology is as a wash to sanitize produce and other products suspected to be contaminated with bacteria of any kind. The "tea bag" technology has been approved in accordance with applicable federal regulations as an antimicrobial agent in water used to 1) wash fruit and vegetables and 2) rinse, transport or store seafood. Raytec has also applied for registration of the "tea-bag" as a general surface sanitizer.

Raytec applied for a patent for its "tea bag" delivery technology in August 2000. Typical waiting periods for patents of this kind are one to two years. To distribute the "tea bag" delivery method to the food industry, Raytec has recently signed a distribution agreement with Zep Manufacturing, the second largest manufacturer and distributor of antimicrobials and sanitizers for the food industry.

"This new "tea-bag" is cutting edge technology and the best we have developed," says Bernardo N. Rico, president and CEO of Raytec's U.S. operations. "Now we have the ability to better face potential dangers that may come with the food we eat and the air we breathe".

Bernardo Rico holds a Masters degree in Environmental Engineering from Purdue University and a B.S. in Chemistry from the University of Madrid. An industry veteran for 35 years in the treatment and protection of water, air and food, Mr. Rico has been with Raytec since April 2000.

The recent episodes of anthrax contamination have increased the need to evaluate the potential use of chlorine dioxide as a general disinfectant. In fact, on October 30, 2001, the EPA recommended the use of chlorine dioxide gas to decontaminate certain Senate offices. Although it has not yet been specifically tested on anthrax, chlorine dioxide has proven to be effective in killing other spore-forming bacteria such as *Bacillus cereus*, which is also a spore-forming bacterium similar in nature to anthrax.

One of Raytec's patents covers the use of dry-media chlorine dioxide in air filtration systems. These systems use a multi-stage oxidizing process, which allows for the decontamination of air and the discharge of clean air without residual chemicals. Raytec has built and tested several of these filters, which can be used as a continuous treatment process in buildings, homes, malls, airplanes and any other environments where indoor air quality is of concern.

Raytec is one of the key players in the perishable food industry. Its Benchmark™ produce misting system serves 50-60 percent of the large supermarkets in North America, including Winn-Dixie, Safeway, Albertson's, Kroger and Fred Meyer. Supermarkets and distribution centers also use Raytec systems to keep seafood and produce properly humidified.

Raytec Development Corp. develops, markets and services the highest quality perishable control products and antimicrobial products based on its patented technology. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per:

Jerry A. Minni
Chairman of the Board

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For more information please contact Quinn Field-Dyte at 1-800-533-6663 or by email info@raytecnet.com or Ascenta Capital Partners Inc., Investor Relations, at 1-877-684-4743 or by email at info@ascentacapital.com.

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

November 28, 2001

ITEM 3 NEWS RELEASE

November 28, 2001 through the facilities of the Canadian Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Raytec's Patent Tea-Bag Technology and Potential Applications

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. ("Raytec"), a food safety technology company with operations based in Portland, Ore., announces that it is currently awaiting a patent for its latest technology involving a new delivery method for packaging chlorine dioxide in a "tea-bag" to keep bacteria from forming in food. Raytec developed the "tea-bag" to generate chlorine dioxide in the presence of water and produce specific amounts of chlorine dioxide in a solution in a safe manner. Specific applications already underway include bacteria prevention in crab and seafood processing plants as well as controlling spoilage of produce.

Raytec and its affiliated companies have been involved in the development of antimicrobials for the food industry since 1995 using dry media chlorine dioxide as the main chemistry. Raytec holds several patents related to the generation of chlorine dioxide gas using dry media. Chlorine dioxide is a well-known oxidizing antimicrobial compound, which has been typically used to treat drinking water and in industrial applications as a biocide. Recently, Raytec has used chlorine dioxide in food-related applications either as a solution of chlorine dioxide or using dry media.

One of the concerns with the recent episodes of anthrax contamination is the possibility of

using other carriers to deliver lethal doses of anthrax or other pathogens. One such carrier could be food, particularly coming from overseas. Currently, only a very small percentage of the produce imported into the U.S. is inspected.

The main application for Raytec's "tea-bag" technology is as a wash to sanitize produce and other products suspected to be contaminated with bacteria of any kind. The "tea bag" technology has been approved in accordance with applicable federal regulations as an antimicrobial agent in water used to 1) wash fruit and vegetables and 2) rinse, transport or store seafood. Raytec has also applied for registration of the "tea-bag" as a general surface sanitizer.

Raytec applied for a patent for its "tea bag" delivery technology in August 2000. Typical waiting periods for patents of this kind are one to two years. To distribute the "tea bag" delivery method to the food industry, Raytec has recently signed a distribution agreement with Zep Manufacturing, the second largest manufacturer and distributor of antimicrobials and sanitizers for the food industry.

"This new "tea-bag" is cutting edge technology and the best we have developed," says Bernardo N. Rico, president and CEO of Raytec's U.S. operations. "Now we have the ability to better face potential dangers that may come with the food we eat and the air we breathe".

Bernardo Rico holds a Masters degree in Environmental Engineering from Purdue University and a B.S. in Chemistry from the University of Madrid. An industry veteran for 35 years in the treatment and protection of water, air and food, Mr. Rico has been with Raytec since April 2000.

The recent episodes of anthrax contamination have increased the need to evaluate the potential use of chlorine dioxide as a general disinfectant. In fact, on October 30, 2001, the EPA recommended the use of chlorine dioxide gas to decontaminate certain Senate offices. Although it has not yet been specifically tested on anthrax, chlorine dioxide has proven to be effective in killing other spore-forming bacteria such as *Bacillus cereus*, which is also a spore-forming bacterium similar in nature to anthrax.

One of Raytec's patents covers the use of dry-media chlorine dioxide in air filtration systems. These systems use a multi-stage oxidizing process, which allows for the decontamination of air and the discharge of clean air without residual chemicals. Raytec has built and tested several of these filters, which can be used as a continuous treatment process in buildings, homes, malls, airplanes and any other environments where indoor air quality is of concern.

Raytec is one of the key players in the perishable food industry. Its Benchmark™ produce misting system serves 50-60 percent of the large supermarkets in North America, including Winn-Dixie, Safeway, Albertson's, Kroger and Fred Meyer. Supermarkets and distribution centers also use Raytec systems to keep seafood and produce properly humidified.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 **SENIOR OFFICERS**

Jerry A. Minni – President, Tel., 604-683-8610
Toni Vodola – Secretary, Tel., 604-681-1194

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 28th day of November, 2001.

JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[redacted]

#82-3553

December 3, 2001

By Facsimile: (604) 683-4499

Raytec Development Corp.
1104 – 750 West Pender Stree
Vancouver, B.C.
V6C 2T8

Attention: Jerry A. Minni

Dear Sir\Madame:

Re: Raytec Development Corp. (the "Company") - Submission #69774

We acknowledge receipt of your letter dated November 22, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Robin D.A. Blues	48,000

The options are exercisable up to November 22, 2003 at a price of $0.48 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6545 / FAX: (604) 844-7502.

Yours truly,

Robert Wong
Corporate Analyst
Corporate Finance

RW/le

cc: BC Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\815358\1

#82-3553

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19), or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   RAYTEC DEVELOPMENT CORP.

   Name of Issuer

   #1104 - 750 West Pender Street, Vancouver, BC V6C 2T8

   Address

   604 683-8610

   Telephone Number

2. State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options – 48,000 Shares - Expiry Date – November 22, 2003

4. Date of the distribution(s) of the security.

   December 3, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   Section 74(2)(9) of the Securities Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name & Residential Address Of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Robin D.A. Blues 1824 Bewicke Avenue North Vancouver, BC V7M 3C4	48,000	$0.48	$23,040.00	s. 74(2)(9) of the Act

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC this 4th day of December, 2001.

RAYTEC DEVELOPMENT CORP.

Name of Issuer (please print)

Signature of authorized signatory

JERRY A. MINNI, President/Director

Name and office of authorizedsignatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must

be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com

Trading Symbol: RAY – CDNX

December 5, 2001

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. HIRES STOCKSCAPE NETWORK GROUP AS INVESTOR RELATIONS

Raytec Development Corp. ("the Company") is pleased to announce that it has entered into an agreement with Stockscape Network Group ("Stockscape"), of Vancouver, B.C., to provide investor relations services commencing immediately. In consideration for its services, Stockscape will receive payment of $5,000 per month. The agreement is for a term of six months.

Stockscape will provide a range of investor relations services, including investment community and media outreach, and corporate communications support.

Stockscape is an Internet financial information manager and database management company which specializes in extensive marketing programs developed for small-capitalization companies.

Raytec Development Corp. develops, markets and services the highest quality perishable control products and antimicrobial products based on its patented technology. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per:

Jerry A. Minni
President & Director

#82-5335

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

December 5, 2001

ITEM 3 NEWS RELEASE

December 5, 2001 through the facilities of the Canadian Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Raytec Development Corp. enters into Investor Relations Agreement with Stockscape Network Group

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. ("the Company") is pleased to announce that it has entered into an agreement with Stockscape Network Group ("Stockscape"), of Vancouver, B.C., to provide investor relations services commencing immediately. In consideration for its services, Stockscape will receive payment of $5,000 per month. The agreement is for a term of six months.

Stockscape will provide a range of investor relations services, including investment community and media outreach, and corporate communications support.

Stockscape is an Internet financial information manager and database management company which specializes in extensive marketing programs developed for small-capitalization companies.

153

ITEM 6 **RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)**

N/A

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 **SENIOR OFFICERS**

Jerry A. Minni – President, Tel., 604-683-8610
Toni Vodola – Secretary, Tel., 604-681-1194

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 5th day of December, 2001.

JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

f53

[redacted]

#882-3553

December 11, 2001

Fax: 604-683-4499

Raytec Development Corp.
Suite 1104 – 750 West Pender Street
Vancouver, BC V6C 2T8

Attention: Ms. Toni Vodola

Dear Ms. Vodola:

Re: Raytec Development Corp. (the "Company") – Submission #69952 – TIER 1 Investor Relations Contract with Ascenta Capital Partners Inc.

This is to advise that the Canadian Venture Exchange has accepted for filing an Investors' Relations submission regarding a contract dated November 22, 2001 and announced in a news release dated November 23, 2001, pursuant to which Ascenta Capital Partners Inc. (Marshall Farris and Jason Cubitt) will provide investor relations services to the Company.

Being a Tier 1 company exempts the company from the filing requirements of policy 3.4. However, it must continue to comply with the disclosure requirements (including timely disclosure) and the filing of personal information forms for the IR consultants, of which we have received.

We confirm that the fees will be C$5,000 per month plus expenses for a period of one year commencing on November 22, 2001 and ending on November 22, 2002 and thereafter will be terminated according to the terms of the IR agreement.

It is expected that the management remuneration will be paid from existing working capital or from that raised from both private and or public financings.

This fax will be the only copy your receive. Should you have any questions, please contact the undersigned.

Yours truly,

Robert Wong, CA
Corporate Analyst, Corporate Finance

RW\le
cc BC Securities Commission, Attention: Corporate Finance
File: CAL-CDNXC-AL doc 729582\1